Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Update to Interim Phase III Results for PI-88

Brisbane, Australia, 29 July 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) today announces that PI-88 licensee Medigen Biotechnology Corp. (“Medigen”) (Taipei, Taiwan) has provided additional information on the results of the interim analysis for the Phase III PATRON clinical trial for PI-88. The PATRON trial is a fully recruited randomised, placebo-controlled Phase III trial being conducted in Taiwan, South Korea, China and Hong Kong to confirm the safety and efficacy of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection.

As announced on 28 July 2014, the results of the interim analysis carried out on the Phase III clinical trial for PI-88 indicated that it did not meet the primary endpoint of Disease Free Survival, and that further analysis of the data will be conducted by an independent medical imaging company in the US, BioClinica. It is now expected that this analysis by BioClinica of the patients’ CT and magnetic resonance data will be conducted by the end of the year, and will be an important reference for the efficacy of PI-88.

Further, Medigen is continuing PI-88’s Phase III PATRON clinical trial in 25 clinical centres. Medigen is expecting to complete the final analysis on the total targeted recurrent 218 patients in 2015, to ensure that a final analysis can be conducted on PI-88’s compliance with various endpoints.

Medigen has provided further information on the differences between this interim analysis and the final analysis expected in 2015. The efficacy endpoints for the Phase III PATRON clinical trial for PI-88 include:

1.	Disease Free Survival;
2.	Time To Recurrence;
3.	Tumour Recurrence Rate; and
4.	Overall Survival.

The interim analysis conducted on 27 July 2014 mainly analysed the primary endpoint of Disease Free Survival, whereas the final analysis will analyse all of the efficacy endpoints to determine the complete safety and efficacy profile of PI-88.

Both the interim and final analysis use the two-tailed P-value to determine the statistical difference between the treatment and placebo groups. The smaller the P-value, the more significant the difference, or the higher the efficacy. Generally, there is a significant difference when the P-value is lower than 0.05. In line with PI-88’s Phase III trial protocol, the interim analysis was only based on 60% of the available data, and therefore the P-value was set very low at 0.01806, to demonstrate whether PI-88 meets the statistical significant difference. The final analysis will be conducted on the data from the total targeted recurrent 218 patients, and as such the statistical significant difference has been set at a P-value of 0.04148.

In 2010, Progen licenced the worldwide oncology rights of PI-88 to Medigen to complete product development and commercialisation of PI-88.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.